Exhibit 28(h)(5)

STOXX LTD. – VERSION 3.0 – MAY 2018

MASTER INDEX
LICENSE AGREEMENT

between

STOXX Ltd.
Theilerstrasse 1a
CH-6300 Zug
Switzerland

(hereinafter referred to as “Licensor”)

and

Themes Management Company LLC

34 E Putman Ave, Suite 112

Greenwich, CT 06830

(hereinafter referred to as the “Licensee”)

Effective Date: July 1, 2023

PREAMBLE

Licensor develops, creates, calculates, markets and publishes Licensor’s Indices. Licensor offers to its licensees through Licensor’s Platform and Gateway Providers access to Index Data pertaining to Licensor’s Indices. Licensor also provides its licensees through Licensor’s Platform or otherwise with certain Services related to Licensor’s Indices.

Moreover, Licensor is the owner of or has licensed the Trademarks that are used for the identification and marketing of Licensor’s Indices and Services. Further, Licensor owns, or has licensed, Other Intellectual Property related to the Licensor’s Indices and Services.

Licensee acknowledges Licensor’s rights described above and wishes to access and use Licensed Indices, Index Data, Trademarks, Other Intellectual Property and/or the Services, as the case may be, in connection with its commercial undertakings such as, but not limited to, asset management, structuring and issuing of financial products, research, fund administration and custody services, trading or other related activities (e.g., reporting).

Now, therefore, the Parties agree to enter into this master index license agreement (the “Master Agreement”) and the Order Form(s) signed together with or subsequently to this Master Agreement. The Master Agreement together with all Order Form(s) signed by the Parties shall constitute the entire agreement between the Parties (the “Agreement”).

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All capitalized terms used above and below in this Master Agreement are defined or referenced in the Annex.

1.	GRANT OF LICENSE

1.1	Under the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non- transferable and non-sublicensable right to access, download, store and use the Licensed Content as specified in the Order Form(s) (the “License”). The License shall be non-exclusive unless otherwise expressly agreed upon in the applicable Order Form.

1.2	Licensee undertakes not to make any use of any Licensed Content other than for the purposes and for the use expressly permitted in this Agreement; and in particular, Licensee shall not, except as expressly permitted in this Agreement,

(a)	access, download, store or use any data pertaining to any of Licensor’s Indices which is not covered by the License;

(b)	calculate, compile or derive indices or any other data, works or any kind of products from any Restricted Index Data;

(c)	market, distribute, publish or otherwise make any Licensed Content available to third parties;

(d)	let individuals within its organization who are not Users covered by the License access and use any Restricted Index Data;

(e)	transfer the right to use any Licensed Content entirely or partially to third parties.

(f)	store Index Data for a period longer than 24 months without the respective Order Form for Historic Index Data.

1.3	If Licensee is in breach of any undertaking in Article 1.2, then Licensor, notwithstanding any other remedies and sanctions available to it, shall have the right, at its discretion, to require Licensee to take a license to fully cover its past and current use of the Licensed Content by signing the applicable Order Form and paying all fees set out in such Order Form plus a mark-up of 25 percent (25%) on the amounts that would have been due and payable hereunder as a contractual penalty. If Licensee refuses to sign the applicable Order Form(s) upon Licensor’s request and make the respective payments within thirty (30) days from receipt of the request, Licensor may suspend Licensee’s access to the Licensed Content.

2.	LICENSED AFFILIATES AND SERVICE FACILITATORS

2.1	The License granted through this Agreement shall extend to any Affiliate, SPV and Service Facilitator that is covered through the Order Form(s) or has been approved otherwise in writing by Licensor, in each case for the purposes as specified in the Order Form(s), provided that Licensee ensures and warrants that each Affiliate, SPV and Service Facilitator is bound by and complies with all terms and conditions of this Agreement that are applicable to Licensee to the same extent as Licensee is bound by them.

2.2	An obligation lying upon Licensee and any other provision applicable to Licensee shall apply to Affiliate(s), SPV(s) and Service Facilitator(s) to the same extent as it applies to Licensee; provided, however, that the obligation to pay Fees shall only lie upon Licensee unless otherwise expressly agreed upon in an Order Form. An Affiliate’s, SPV’s or Service Facilitator’s breach of this Agreement shall also constitute a breach of the Agreement by Licensee and Licensee shall be fully liable for such breach.

2.3	This Agreement shall be deemed terminated with respect to Affiliates, SPVs or Service Facilitators of Licensee as soon as such entity ceases to be an Affiliate, SPV or a Service Facilitator of Licensee in accordance with the respective definitions. Licensee shall inform Licensor promptly upon occurrence of such event.

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3.	ACCESS TO LICENSED CONTENT

3.1	Licensor shall use commercially reasonable efforts to make the Licensed Content available to Licensee in electronic form a) via Licensor’s Platforms, and b) through Gateway Providers (except for periods of maintenance and for periods which, due to circumstances beyond the reasonable control of Licensor, a Platform or Gateway Provider is not available).

3.2	Licensor is free to appoint new or to revoke existing Gateway Providers at any time. Such changes will be announced in accordance with Licensor’s general procedures. Currently Licensor sends its communication by an e-mail alert to the subscribers on the Website who have applied for “vendor notification” in their profile and Licensee acknowledges that subscribing to the Website and setting the profile accordingly is a pre-condition to receive such information.

3.3	Licensee is aware that Licensor’s Platforms are the primary source of Index Data and that the Index Data may be unavailable in whole or part, delayed or modified when provided by a Gateway Provider.

3.4	If Licensor has reasons to believe that any person is accessing data pertaining to Licensor’s Indices on behalf of Licensee without being entitled to access such data under the Agreement, then, without prejudice to any other remedy or sanction available to it, Licensor shall have the right to suspend the access of such person to any such data via Licensor’s Platforms and cause any Gateway Provider to suspend such access.

4.	MODIFICATIONS OF LICENSED CONTENT

4.1	Licensee acknowledges that Licensor is entitled to modify, suspend or cease the calculation and compilation of the Licensed Indices and the Index Data, to make changes to the underlying index methodology and to make technical, administrative or content-related changes to Licensor’s Platform (including data format changes) and the Services, to rename, terminate or replace any Licensed Index, and to instruct Gateway Providers to implement such changes, at any time and without being liable for Licensee’s or any other person’s costs caused by such change.

4.2	Licensor shall use commercially reasonable efforts to inform Licensee in advance of material changes pursuant to Article 4.1. Such changes will be announced in accordance with Licensor’s general procedures. Currently Licensor sends its communication about index changes by an e-mail alert to the subscribers on the Website and Licensee acknowledges that subscribing to the Website is a pre- condition to receive such information. Any changes concerning Unrestricted Index Data are not considered material changes for the purpose of this provision and no notification is required from Licensor in case of such changes which may be implemented at any time in Licensor’s sole discretion.

5.	GENERAL TERMS FOR FEES

5.1	During the term of this Agreement Licensee shall pay the Fees upon the Effective Date of each Order Form and on the beginning of each following calendar year unless otherwise provided for in the Order Form.

5.2	The Fees shall become due on the date Licensor’s invoice has been issued and shall be payable within thirty (30) calendar days thereafter. All Fees and other payments made under this Agreement shall be invoiced and paid in the currency set out in the Order Form.

5.3	Licensee shall bear any applicable value added tax or similar taxes. In the event that applicable law or regulation imposes withholding taxes or similar duties (“WHT”) on the Fees, Licensee will, in cooperation with Licensor, initiate a claim for exemption from WHT or reduction of applicable rate of WHT according to applicable double taxation treaty or other applicable law or regulation. In case applicable double taxation treaty, law or regulation do not allow WHT exemption or do allow partial WHT exemption only, Licensee will provide Licensor with evidence enabling claim of refund of WHT or application for credit for Licensor’s national tax. WHT not refundable according to applicable double taxation treaty, law or regulation and not creditable for national tax will be borne by Licensor.

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5.4	For unpaid Fees due under this Agreement, a default interest of five (5) percentage points above the current main refinancing operations rate set by the European Central Bank in Frankfurt am Main as published on the website http://www.ecb.int shall become due and payable per annum. The default interest shall apply as of the expiration of the additional payment term set forth on Licensor’s first reminder letter.

5.5	Fees paid to Licensor in advance shall not be refunded by Licensor in the event of termination or expiration of this Agreement or one of its Order Form(s) for any reason.

5.6	The first payment of any fixed annual Fee shall be pro-rated in accordance with the period from the effective date of the applicable Order Form until the end of the calendar year, unless otherwise provided for in the Order Form.

5.7	The Fees shall increase without any prior notice at the beginning of each calendar year if and as expressly provided for in the Order Form without Licensee having the right to terminate this Agreement for this reason. If Licensor wishes to increase the Fees which are due under an Order Form otherwise than expressly provided for in that Order Form, Licensor shall have the right to do so with effect from 1 January of the immediately following calendar year by giving Licensee ninety (90) days prior written notice, unless the Order Form has been entered into for a determined period of time. If Licensee does not accept such an increase in the Fees, Licensee shall have the right to terminate the respective Order Form by giving sixty (60) days prior written notice to the date the increase in Fees shall become effective.

6.	REPORTS AND AUDIT GUIDELINES

6.1	Licensee shall provide Licensor at any time upon its request with all information relating to the use of the Licensed Content within its organization so that Licensor can verify whether the Licensed Content is being used according to the Agreement.

6.2	Licensor shall be entitled to conduct on-site or remote inspections on Licensee’s and any Affiliate’s premises and data processing systems regarding the correctness and completeness of the information to be delivered in accordance with Article 6.1 (“Audit”). Subject matter of the Audit shall, in particular, be the information given with respect to the use of the Licensed Content. Licensee shall cooperate and support the Audit. Licensee shall grant Licensor access to any written and electronic documentation or data processing systems, as the case may be, to the extent necessary in order to verify the correctness and completeness of the information provided by Licensee.

6.3	In general, there should be not more than one (1) Audit per year in order to avoid unnecessary interruptions of Licensee’s business operations. An Audit shall be conducted thirty (30) calendar days after it has been announced. Licensee may refuse for justifiable reasons to have the Audit conducted on the announced audit date within fifteen (15) calendar days after receiving the notification. Such refusal may only be made on a maximum of two (2) occasions. The third (3rd) audit date announced by Licensor must be accepted by Licensee. If Licensee refuses to permit the Audit to be carried out on the audit date announced after the fifteen (15) calendar days deadline, it shall reimburse Licensor in full for any costs incurred due to the late cancellation.

6.4	The costs of an Audit shall generally be borne by Licensor. However, should an Audit reveal that the Fees which should have been paid for the audited time period exceed the fees actually paid to Licensor for the same period by more than ten percent (10%), all costs of the Audit shall be borne by Licensee. Licensee shall further bear additional costs that Licensor incurs during the Audit and which are caused by the fact that Licensee is not duly complying with its general cooperation and support duties or has delayed the provision of documents required to perform the Audit.

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6.5	Licensor shall treat all books, records and electronic data inspected in the course of an Audit as well as all work papers necessary for the Audit as confidential in accordance with Article 10 below.

7.	WARRANTIES AND REPRESENTATIONS

7.1	Each Party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms, and that its execution and delivery of this Agreement and its performance hereunder will not violate any agreement applicable to it or violate any applicable law or regulation.

7.2	Licensor warrants that it is the legal owner of, or holder of a license to, the Licensed Content, and that it has, at the date of signature of this Agreement by Licensor, no knowledge of any third parties’ claims that the use permitted in this Agreement would infringe on any third party trademark rights, copyrights, database rights, patent rights or trade secrets.

7.3	Subject to the above, any warranties and representations of Licensor are explicitly excluded. In particular, Licensee expressly acknowledges and accepts that

(a)	Licensor does not make any warranties or representations, express or implied, with respect to the timeliness, sequence, accuracy, completeness, currentness, merchantability, quality or fitness for any particular purpose of a Licensed Index, the Index Data, Back Test Data and/or the Services. In particular, Licensee acknowledges and accepts that the inclusion of a company in a Licensed Index does not in any way reflect an opinion of Licensor or any Third Party Proprietor on the merits of that company and that Licensor and the Third Party Proprietors are not providing investment, tax or other professional advice through the publication of the Licensed Indices, the Index Data and/or the Services or in connection therewith.

(b)	Despite having reasonable measures in place to prevent the spread of malicious software, the Website or other locations from where the Index Data will be downloaded may contain malicious software (e.g., computer program files containing code capable of a) damaging or destroying software, hardware or data, b) shutting down, prohibiting access or impairing normal operation, or c) assisting in or enabling theft or alteration of data), and any of the events described above may negatively affect Licensee’s use of the Index Data, the results obtained therefrom, or the software environment and data used by Licensee.

(c)	Licensor is not, and shall not be, obligated to engage in any way or to any extent in any marketing or promotional activities in connection with Licensed Products or in making any representation or statement to investors or prospective investors in connection with the marketing or promotion of such Licensed Products.

8.	LIMITATION OF LIABILITY

8.1	With the exception of Articles 9 and 10, Licensor, its affiliates and their respective officers, directors, members, employees, representatives and agents, shall not be liable to Licensee, its affiliates and their respective officers, directors, members, employees, representatives and agents for any damage resulting from any action or omission unless a breach of the Agreement is committed wilfully or by gross negligence, regardless of the legal basis of such liability.

8.2	To the extent permitted by applicable law, any liability of a Party to the other Party for any indirect, consequential, punitive or similar damages, or for loss of profit or revenue, is excluded.

8.3	Licensor, its affiliates, and their respective officers, directors, members, employees, representatives and agents shall have no liability to Licensee and its officers, directors, members, employees, representatives, agents and independent contractors for a) any acts or omissions of any Gateway Provider or for any delay or interruption of the Index Data and/or the Services due to any cause outside of Licensor’s and/or its affiliates control, and b) any damages incurred by any third party in connection with the use of the Licensed Content by Licensee.

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9.	INDEMNITY

9.1	Licensor (the “Indemnifying Party”) shall indemnify, defend and hold Licensee, its officers, directors, members, employees, representatives and agents (each, an “Indemnified Party”) harmless against any claims, losses, damages (other than indirect, consequential, punitive or similar damages, or for loss of profit or revenue), liabilities, costs and expenses, including, without limitation, reasonable attorney and expert fees and costs arising in any manner out of any breach of Licensor’s warranty under Article 7.2, provided however that the Licensed Indices, Index Data, Intellectual Property and Services are being used in full compliance with this Agreement (incl. the Order Forms). Without limiting the foregoing, if the Licensed Content becomes, or in Licensor ‘s reasonable opinion is likely to become, the subject of a claim or action of infringement of any third party trademark rights, copyrights, database rights, patent rights or trade secrets, then Licensor shall have the right, in its sole discretion, to either: a) procure for Licensee the right to continue using such Licensed Content as contemplated hereunder, b) modify such Licensed Content so that it is non-infringing; c) replace such Licensed Content with equally suitable, functionally equivalent non-infringing data, rights or service; or d) immediately terminate the use of the affected Licensed Content.

9.2	Licensee (also, the “Indemnifying Party”) agrees to indemnify, defend and hold Licensor, its affiliates and their respective officers, directors, members, employees, representatives and agents (each, an “Indemnified Party”) harmless from and against any claims, losses, damages (other than indirect, consequential, punitive or similar damages, or for loss of profit or revenue), liabilities, costs and expenses, including, without limitation, reasonable attorney and expert fees and costs arising out of claims of any third party in connection with Licensee’s use of, or inability to use, or reliance on the Licensed Content.

9.3	The Indemnified Party shall promptly notify the Indemnifying Party of any actual or threatened claim or action to which an indemnity in this Article 9 applies (however, the right to indemnification under this Article 9 shall not be affected by a failure of an Indemnified Party to give any notice, except to the extent that the Indemnifying Party is thereby materially prejudiced). The Indemnified Party shall reasonably cooperate with the Indemnifying Party, at the Indemnifying Party’s expense, in the defence of any such claim or action. To the extent possible under the relevant code of procedure, the Indemnifying Party shall, upon its request and at its own expense, have the right to either participate in the defence of any such claim or action or to assume sole control over the defence thereof. Where both Parties are involved in the claim or action, neither Party shall settle or compromise any such claim or action without the other Party’s prior written consent, such consent not to be unreasonably withheld. Where only the Indemnified Party is directly involved in the claim or action, it a) shall not make any admission in relation to such claim or action without first obtaining the Indemnifying Party’s permission, such consent not to be unreasonably withheld; and b) shall take all reasonable steps to mitigate any losses.

10.	CONFIDENTIALITY AND PUBLICITY

10.1	Each Party shall treat as confidential and shall not disclose or transmit to any third party a) the information provided under this Agreement and b) the terms and conditions of this Agreement (together hereinafter referred to as “Confidential Information”). Such Confidential Information shall not include information that, at the time of its disclosure, a) is generally available to the public without this Agreement having been breached; b) can be proven, with written documentation, to have been independently developed by the receiving Party without use of the Confidential Information; c) is disclosed to the receiving Party by a third party having no obligation of confidentiality with respect thereto, or already was in possession of the receiving Party at the time of the disclosure to the receiving Party, in which cases the burden of proof lies with the receiving Party; or d) was approved for disclosure by the other Party in advance in writing or by fax.

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10.2	Each Party shall be entitled to disclose Confidential Information on a need-to-know basis to its and its affiliates’ employees, agents, independent contractors and advisors, provided that they are bound by provisions of confidentiality at least equivalent to the provisions of this Article 10 or professional secrecy obligations. A Party may disclose Confidential Information of the other Party to the extent required by an order of a court of competent jurisdiction or applicable governmental, quasi- governmental, or regulatory body; provided, however, that the Party, unless prohibited by law, regulation or court or regulatory order, a) promptly notifies the other Party upon its receipt of any paper that requests or demands disclosure of its Confidential Information; b) opposes any request for disclosure, and that failing, seeks to have access and use limited by a protective order; and c) provides the other Party a reasonable opportunity to (i) contest and assist in opposing any requirement of disclosure of its Confidential Information, (ii) seek judicial protection against the disclosure, and (iii) have such required disclosure be made under a protective order. Licensor may share information with Third Party Proprietors as required by the respective licensing contract provided that such Third Party Proprietors are bound by provisions of confidentiality at least equivalent to the provisions of this Article 10.

10.3	Licensor shall be permitted to name Licensee as a customer of Licensor and shall be permitted to use Licensee’s name and logo on its website, brochures, factsheets and other promotional material. Licensee shall cooperate with Licensor to serve as a reference for Licensor to prospective Licensor customers, analysts, and the press. Licensor agrees that without Licensee’s express consent, Licensor will make no public representations about Licensee, except that Licensee is a customer of Licensor.

11.	PROPRIETARY RIGHTS AND TRADEMARK USAGE

11.1	Licensee acknowledges that the Licensed Content is and remains the exclusive property of Licensor or, as the case may be, of its licensors.

11.2	Licensee further acknowledges and agrees that all rights in any translations, derivations or modifications of the Trademarks, which may be created by Licensor on special request of Licensee, shall be, and shall remain, the exclusive property of Licensor.

11.3	Licensee has the right to use the Trademarks only in direct connection with the permitted usage of the Licensed Indices, Index Data and/or Services pursuant to the Order Form(s), and must not use the Trademarks in any other way or for any other purpose except as expressly permitted in an Order Form or by the applicable law.

11.4	Should the respective Order Form allow for the usage of the Trademarks by Licensee, the following shall apply: a) Licensee has the right to use the Trademarks exclusively for the designation of the financial instruments or other products as defined in the Order Form issued or created by itself and not in any other manner, in particular, not as an integral part of its name or for the designation of its other business operations; b) Licensee shall write the letters which make up each Trademark in the exact form of the Trademark including the correct usage of upper- and lowercase letters at all times, i.e. also when used as a word component and in running text, and to indicate in connection with each use by means of the symbol “®” which shall be immediately and clearly discernible for the addressee that a registered trademark is being referred to; c) moreover, Licensee, at the first use of each Trademark, shall point out by means of a trademark attribution which shall be immediately and clearly discernible for the addressee and shall be placed in an appropriate position in immediate proximity to the Trademark that a registered trademark of Licensor is being referred to and the following text must be used as the trademark attribution: “(Index Trademark) is a registered trademark of STOXX Ltd.”; in the particular case of printed documents, the trademark attribution must be inserted on the same page where the Trademark is being used for the first time.

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11.5	Licensee shall be obliged to protect the reputation of Licensor and its Trademarks when using any of the Trademarks under the terms of this Agreement. Should Licensee become aware that a third party is using the Trademarks without authorization or otherwise infringes upon said Trademarks, it shall inform Licensor thereof without undue delay. However, Licensee shall not be entitled to itself take legal action against the infringement of the Trademarks. The decision whether Licensor considers an infringement of the Trademarks as having occurred and takes legal action against such infringement will be taken solely by Licensor on the basis of the trademark laws. The right of Licensee to join an infringement action by Licensor in order to claim its own damage (to the extent legally possible) shall remain unaffected.

11.6	The use of the Trademarks shall at all times be in keeping with and seek to maintain their distinctiveness and reputation as determined by Licensor. Licensee shall also refrain from any action that is likely to weaken the Trademarks including, but not limited to, from using or registering identical or confusingly similar marks or names for identical or similar services or related goods. Licensee shall, at Licensor’s expense, reasonably cooperate with Licensor in the maintenance of the existing registrations and in further registrations of the Trademarks and shall do such acts and execute such documents as are reasonably necessary or appropriate for such purposes.

12.	DISCLAIMERS AND INFORMATIONAL MATERIALS

12.1	In its Informational Materials Licensee must disclaim the liability of Licensor, its affiliated entities, officers, directors, members, employees, representatives and agents towards Licensee’s customers if required in the applicable Order Form and by use of the disclaimer language contained in the Order Form (the “Disclaimer”). In this case Licensee undertakes to include the Disclaimers in all Informational Material, in a position and with a font that make the Disclaimers easily visible and readable for the addressees of such Informational Material. Such Disclaimer shall always be in the language of the Informational Material. Upon Licensee’s request Licensor may provide Licensee with translations of the Disclaimers into the relevant language. Licensor may at any time unilaterally amend the Disclaimers and Licensee shall, as soon as reasonably possible, use such amended Disclaimers in its new material. The terms of the Disclaimer are expressly incorporated into the Agreement by reference and shall also apply between the Parties.

12.2	If and as required in the applicable Order Form, Licensee shall submit Informational Materials to Licensor for approval prior to the publication of such Informational Materials.

13.	THIRD PARTY RIGHTS

13.1	The Index Data and the Services may contain third party data. The use of such third party data may be restricted and, in particular, be subject to the prior written consent of the third party proprietor (each, a “Third Party Proprietor”). Licensee may be required to enter into a separate agreement with the Third Party Proprietor in order to fully or partially use the third party data. If Licensee fails to obtain such consent or license or if such consent or license is terminated or withdrawn, then Licensor may by giving written notice, at its option, either terminate the affected Order Form(s) entirely with immediate effect or limit Licensee’s access to the affected Index Data and/or Services by a partial termination of the respective Order Form(s).

13.2	The Third Party Proprietors do not accept any liability to any person for any loss or damage arising out of any error or omission in the third party data provided hereunder. Licensee agrees and acknowledges that any limitation of liability and of warranty under this Agreement applies to all third party index data contained in the Index Data and/or the Services.

13.3	In addition, Licensee undertakes that whenever the permitted use includes the onward distribution of Index Data to third parties, it shall identify any third party data contained in such Index Data as being from the concerned Third Party Proprietor.

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14.	DATA PROTECTION

14.1	Licensor may have access to certain information including without limitation names, functions, business units and contact details (“Personal Data”) of Licensee’s employees, temporary and casual workers, officers, directors, representatives, consultants, agents, independent contractors and other personnel (including, but not limited to, Users who have access to Restricted Index Data and/or the Services) (“Licensee Personnel”). Personal Data relating to Licensee Personnel may be processed by or on behalf of Licensor (including Licensor’s staff, agents and independent contractor if and as permitted under applicable law) for the purpose of entering into and performing this Agreement including without limitation verifying access to and the use of Licensed Content, conducting audits, customer relationship management, business accounting and general administrative purposes with regard to this Agreement.

14.2	The Parties agree and acknowledge that they act as independent controllers (as defined under applicable law). It is Licensee’s sole responsibility to ensure at its own cost that processing Personal Data and making Personal Data available to Licensor in the context of this Agreement complies with applicable law including without limitation employment, labour, data protection and privacy laws. Without limiting the generality of the foregoing, Licensee shall inform the relevant Licensee Personnel about and obtain valid consent to the processing of such Personal Data by Licensor for the purposes indicated in Article 14.1 if and as legally required by applicable law.

14.3	Licensor has the right to use the Personal Data in accordance with the provisions of this Agreement for the purposes of the Agreement only (notwithstanding anything provided for in Licensor’s conditions of use on the Website).

15.	TERM AND TERMINATION

15.1	This Agreement shall commence on the Effective Date and shall expire when all Order Forms have expired or been terminated.

15.2	Each Order Form shall become effective on the effective date stated on its front page and can be terminated as per the end of each calendar year with sixty (60) days prior written notice to other Party unless otherwise provided for in the Order Form.

15.3	Notwithstanding any other remedies and sanctions available to it, either Party may terminate the Agreement or an individual Order Form at any time by written notice and with immediate effect if (i) Licensee lodges an objection to an amendment pursuant to Article 18 below or (ii) if the other Party is in material breach of the Agreement and fails to remedy such breach within thirty (30) calendar days of written notice specifying the breach. Under the same conditions, Licensor may, without prejudice to the right to terminate the Agreement and without forfeiting its claim for payment of Fees, suspend access to the Licensed Content until such breach has been remedied.

15.4	Either Party may terminate this Agreement at any time by written notice to the other Party and with immediate effect in case of the other Party’s bankruptcy, liquidation, winding up, assignment for the benefit of creditors or similar procedures.

15.5	Licensor may cease to provide a Licensed Index and/or to offer a Service that Licensee has commissioned in the Order Form(s), e.g. if and to the extent a Source becomes unavailable or would cause unreasonable costs to Licensor, or if Licensor determines in its sole discretion that a Licensed Index no longer meets or will not be capable of meeting the criteria established by Licensor for maintaining the index. In such case the notification requirements in Article 4.2 shall apply. If Licensor does not replace such terminated Licensed Index or Service by another index or service reasonably acceptable to Licensee and within a timeframe reasonably acceptable to Licensee, then Licensee shall have the right to terminate the Order Form for the affected Licensed Content by giving written notice to Licensor provided, however, that Licensee has actually been using the respective Licensed Content in accordance with the relevant Order Form.

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16.	EFFECTS OF TERMINATION

16.1	Licensee shall, upon termination or expiry of this Agreement or an Order Form for any reason, cease to access and/or use the affected Restricted Index Data, Trademarks, Other Intellectual Property and the Services, and promptly procure the destruction of all copies of Restricted Index Data unless otherwise required by applicable law or regulation.

16.2	The articles regarding confidentiality, warranties, limitation of liabilities, indemnification, audits, choice of law, jurisdiction and this Article, and those other provisions that by their nature are intended to survive, shall survive the expiration or termination of this Agreement or of an Order Form.

17.	TRANSFER OF RIGHTS

17.1	Licensor is entitled to transfer this Agreement or any individual Order Form and all rights and obligations hereunder in whole or in part a) to purchasers of individual Licensor’s Indices and/or Index Data, or b) if Licensor’s Indices and the respective Index Data are transferred to another company into which Licensor brings its business operations as part of a merger or a corporate reconstruction. Upon transfer of this Agreement or of the individual Order Form, as between Licensor and the purchaser of the Licensor’s Indices and Index Data, the latter is the only entity subject to rights and obligations from this Agreement or the relevant Order Form, and Licensor is automatically released from all its obligations under this Agreement or the relevant Order Form.

17.2	Subject to Licensor’s written approval, which shall not be unreasonably withheld, Licensee is entitled to transfer this Agreement or any individual Order Form and all rights and obligations hereunder in whole or in part to a third party into which Licensee brings its business operations as part of a merger or a corporate reconstruction. Upon transfer of this Agreement or of the individual Order Form, as between Licensee and the third party, the latter is the only entity subject to rights and obligations from this Agreement or the relevant Order Form, and Licensee is automatically released from all its obligations under this Agreement or the relevant Order Form. However, notwithstanding the above, Licensee remains bound, jointly and severally with its successor, by all obligations arisen or arising under the Agreement in relation to any action or omission that occurred (or, in case of omissions, should have occurred) before the effective date of the transfer of rights, and where such joint and several liability would be ineffective for any reason, Licensor’s refusal to approve the transfer of rights shall not be unreasonable.

18.	AMENDMENTS BY LICENSORS

Licensor is entitled to amend this Master Agreement at any time and for any reason, including (but not limited to) changes in regulatory requirements and/or a change in the administrative practice of a national competent authority. Amendments to this Master Agreement will be notified to the Licensee at least two (2) months prior to their effective date. They will be deemed to have been approved if Licensee does not lodge objections with the Licensor proposing the respective amendment within four (4) weeks of notification of the amendment.

19.	APPLICABLE LAW AND JURISDICTION

19.1	All disputes arising out of or in context with this Agreement are subject to the substantive laws of Switzerland to the exclusion of conflict of law principles and the United Nations Convention on Contracts for the International Sale of Goods.

19.2	The exclusive place of jurisdiction for any disputes arising out of or in context with this Agreement shall be Zurich, Switzerland. However, Licensor reserves the right to bring any action against Licensee, including requests for an injunction, interim relief or other provisional measure, before any other competent court, including Licensee’s registered seat, domicile or place of business.

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MASTER INDEX LICENSE AGREEMENT

20.	MISCELLANEOUS

20.1	This Agreement including all Annexes and Order Forms contains the entire understanding of the Parties with respect to the subject matter and supersedes all prior agreements and understandings between the Parties with respect to the subject matter.

20.2	The Parties acknowledge that this Agreement and any amendment thereof may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement (or amendment thereof) by electronic means or by facsimile (including, without limitation, as a PDF document) shall be equally effective as delivery of a manually executed original. After such a delivery by electronic means or by facsimile to Licensor, for documentation purposes, Licensee shall forward the original of the executed counterpart to Licensor. No modification, additional provision, discharge or waiver of any of the provisions of this Agreement (including this provision) shall be binding unless made in accordance with this provision.

20.3	If any provision of this Agreement is held to be unenforceable, then that provision shall be either modified to the minimum extent necessary to make it best correspond to the economic purpose of this Agreement (if permitted by law) or disregarded (if not permitted by law). The remainder of this Agreement shall stay in force. However, if modifying or disregarding the unenforceable provision would result in failure of an essential purpose of this Agreement, the entire Agreement is to be held unenforceable.

20.4	Each Party agrees that any breach of this Agreement may cause irreparable harm to the other Party, and that damages arising from such breach would be difficult to ascertain. Each Party therefore agrees that the other Party shall be entitled to injunctive relief and other equitable remedies in the event of a breach or threatened breach of this Agreement, without requirement of providing any security (e.g. a bond) or objection on the grounds that damages would be an adequate remedy. Such relief shall be in addition to any other remedies that may be available. The same shall apply with respect to the Affiliates and Service Facilitators in case of a breach of this Agreement.

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MASTER INDEX LICENSE AGREEMENT

Annex: Definitions

SIGNATURES

Licensee

[place], [date]	/s/ Jose C. Gonzalez	CEO
Greenwich, CT, US. 07/11/2023	[name in block letters] [function]	[name in block letters] [function]

STOXX Ltd.

Zug,	/s/ Nico Langedijk		/s/ Samuel Caddy
	Name:	Nico Langedijk	Name:	Samuel Caddy
	Title:	Managing Director 8/3/2023	Title:	Member of Management Board 8/9/2023

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MASTER INDEX LICENSE AGREEMENT

ANNEX: DEFINITIONS

For the purpose of this Agreement, the terms listed below shall have the following meanings:

Affiliate	shall mean any legal entity that controls or is controlled by or is under common control with Licensee, either directly or indirectly through one or more intermediaries. For the purpose of this definition, control shall mean a) the power to direct or cause the direction of management or policies of an entity, either directly or indirectly, or b) direct or indirect ownership of at least fifty percent (50%) of an entity’s equity interest. For avoidance of doubt, this definition shall not include affiliates of SPVs or Service Facilitators.
Agreement	defined in the Preamble.
Audit	defined in Article 6.2.
Back Test Data	shall mean index performance data for time-periods before launch of a Licensed Index based on back-testing or back-casting.
Confidential Information	defined in Article 10.1.
Disclaimer	defined in Article 12.1.
Effective Date	shall mean the date set out on the front page this Master Agreement.
Fees	shall mean the applicable fees for the commissioned Licensed Indices and Service(s) pursuant to the Order Form(s), as amended from time to time pursuant to Article 5.7.
Gateway Providers	shall mean third party service providers that offer access to Restricted Index Data to Licensees under a separate agreement between Licensor and Gateway Provider that are listed on an Order Form.
Historic Index Data	shall mean Index Data which is older than 24 months.
Indemnified Party	defined in Article 9.1/9.2.
Indemnifying Party	defined in Article 9.1/9.2.
Index Data	shall mean data pertaining to the Licensed Index, or, as the case may be, Licensed Indices, as further defined in the applicable Order Form, but excluding real-time index values, which are distributed with a delay of up to (but generally not more than) 15 minutes.
Informational Materials	shall mean advertising, informational, contractual and other material, such as brochures, regulatory filings, prospectuses, disclosure documents, term sheets, product descriptions, web site pages, press releases and advertisements, used by Licensee in connection with the commercialisation of the Licensed Products.
License	defined in Article 1.1
Licensed Content	shall mean Licensed Indices, Index Data, Trademarks, Other Intellectual Property and/or Services as specified in the applicable Order Form(s).
Licensed Index or Licensed Indices	shall mean a Licensor’s Index, or as the case may be, the Licensor’s Indices which is or are licensed under the Order Form(s).
Licensor’s Index or Licensor’s Indices	shall mean a financial index or benchmark or the indices and benchmarks, as described on the Website.
Licensed Product(s)	shall mean all the financial products referred to as Licensed Product(s) and described accordingly in an Order Form.

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MASTER INDEX LICENSE AGREEMENT

Licensee Personnel	defined in Article 14.1.
Licensor’s Platform	shall mean the Website and, if applicable, other interfaces, which is/are provided by Licensor in its sole discretion, e.g. File Transfer Protocol (FTP).
Master Agreement	defined in the Preamble.
Order Form	shall mean any order form provided by Licensor, by means of which the Parties, among other things, select and specify the scope of use of Licensed Indices, Index Data, Trademarks, Other Intellectual Property and/or Services and the applicable Fees, and that is duly signed by the Parties and constitutes an integral part of the Agreement.
Other Intellectual Property	shall mean any intellectual property rights other than the Trademarks, which apply to Licensor’s Indices, the Index Data, and/or the Services, and which are owned by, or licensed to, Licensor (at any time during the Agreement), whether or not any of them are registered and including any applications for registration of them, including but not limited to, non- registered trademarks, copyrights, data base rights, patents, trade secrets, know-how, formulas, methods, methodologies, any other property rights and any other legal protection, such as, but not exclusively, protection granted through unfair competition legislation.
Party and Parties	shall mean the parties to the Agreement, i.e. Licensor and Licensee, individually or collectively, as the case may be. For the avoidance of doubt, the term Party shall not include Affiliates, Service Facilitators or SPVs.
Personal Data	defined in Article 14.1.
Restricted Index Data	shall mean Index Data that is located within the password protected area of the Website (i.e., which can only be accessed upon subscribing to the Website), as periodically updated by Licensor.
Services	shall mean tools and services related to the Licensor’s Indices, the Index Data comprised therein and the related Trademarks and Other Intellectual Property, provided by Licensor to Licensee through the Website or otherwise, which is or are licensed under the Order Form(s).
Service Facilitator	shall mean a third party provider of services which is directly contracted by Licensee or an Affiliate for the exercise and/or fulfilment of the contractual rights or obligations under this Agreement.
Source	shall mean the source of data, information or rights required for Licensor’s performance of this Agreement, including, but not limited to Third Party Proprietors.
SPV (Special Purpose Vehicle)	shall mean a legal entity, incorporated or not, a) that has been set up for the purpose of issuing, amongst others, securities covered under an Order Form, b) where Licensee or an Affiliate has the power to, directly or indirectly, cause the direction of the management and policies of such entity whether by contract or otherwise, and c) where Licensee or an Affiliate has been appointed as sole dealer or arranger to its issue of securities.
Third Party Proprietor	defined in Article 13.1.
Trademark(s)	shall mean the trade and service marks as listed or referred to in the applicable Order Form(s).

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MASTER INDEX LICENSE AGREEMENT

Unrestricted Index Data	shall mean Index Data which is made freely accessible on the Website in accordance with Licensor’s then current practices.
User	shall mean employee, temporary and casual worker, officer, director, representative, consultant, agent, independent contractor and other personnel who is entitled to access and use Index Data under an Order Form, regardless of his/her simultaneous access through Licensor’s Platforms and/or a Gateway Provider.
Website	shall mean Licensor’s official internet website as indicated by Licensor.